Exhibit 99.2

To the Securities Regulatory Authorities:

Re:	PERPETUA RESOURCES CORP.
Annual General Meeting of Shareholders held on April 16, 2021

REPORT OF VOTING RESULTS OF PERPETUA RESOURCES CORP.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Perpetua Resources Corp. (the "Company") held on April 16, 2021. At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated March 1, 2021 (the "Information Circular").

A total of 34,386,731 shares were voted online and by proxy at the Meeting, although not all shares were voted in respect of certain matters at the Meeting. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:	Number of Directors

By a vote by way of online polling, the ordinary resolution to fix the number of directors at eight (8) was passed. Voting results on this matter were as follows:

	Total Votes	Percentage of Votes
Votes For	31,397,494	99.86%
Votes Against	43,738	0.14%
Total Votes Cast	31,441,232	100.00%

Item 2:	Election of Directors

By a vote by way of online polling, the ordinary resolution to elect each of the nominees listed in the Information Circular as directors until the next annual general meeting was passed. Voting results for the individual directors were as follows:

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Votes Withheld*
Marcelo Kim	31,088,758	352,474	31,441,232	98.88%	1.12%
Chris Papagianis	31,360,342	80,890	31,441,232	99.74%	0.26%
Laurel Sayer	31,361,106	80,126	31,441,232	99.75%	0.25%
Jeff Malmen	31,362,367	78,865	31,441,232	99.75%	0.25%

405 S 8th Street #201, Boise, ID 83702

Name of Nominee	Votes For	Votes Withheld	Total Votes*	Percentage of Votes For*	Percentage of Voes Withheld*
Chris Robison	31,363,392	77,840	31,441,232	99.75%	0.25%
Bob Dean	31,362,398	78,834	31,441,232	99.75%	0.25%
David Deisley	31,359,982	81,250	31,441,232	99.74%	0.26%
Alex Sternhell	31,358,486	82,746	31,441,232	99.74%	0.26%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Item 3:	Appointment of Auditors

By a vote by way of online polling, the ordinary resolution to re-appoint Deloitte LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was passed. Voting results on this matter were as follows:

	Total Votes*	Percentage of Votes
Votes in Favor	34,351,689	99.90%
Votes Withheld	35,042	0.10%
Total Votes Cast	34,386,731	100.00%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Item 4:	Approval of Omnibus Equity Incentive Plan

By a vote by way of online polling, the ordinary resolution to approve a new omnibus equity incentive plan for the Company. Voting results on this matter were as follows:

	Total Votes*	Percentage of Votes
Votes in Favor	30,913,115	98.32%
Votes Against	528,117	1.68%
Total Votes Cast	31,441,232	100.00%

* Not all shares were voted in respect of all resolutions therefore the combined number of shares voted for or withheld (and corresponding percentages) may not add up to the total shares represented at the Meeting.

Other Business

There was no other business at the Meeting.

DATED at Boise, Idaho this 16th day of April, 2021.

PERPETUA RESOURCES CORP.

By:	”Tanya Nelson”
Tanya Nelson
Corporate Secretary

2